FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Diana Shipping Inc. (the "Company"), announced that its Board of Directors unanimously approved an amendment to the Statement of Designations (a copy of which is included as Exhibit 3.1 to this Report on Form 6-K) governing the terms of the Company’s Series D Preferred Stock, originally filed on June 22, 2021.  The amendments to the Series D Preferred Stock increase the maximum number of votes that may be cast by holders thereof in connection with any matter put to shareholders of the Company.  As amended, the aggregate voting power of the Series D Preferred Stock remains subject to a maximum of not more than 36.0% of the total number of votes eligible to be cast on any matter submitted to shareholders, and the Series D Preferred Stock conveys no economic or conversion rights to holders thereof.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: September 8, 2023	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 3.1

STATEMENT OF DESIGNATIONS OF DIANA SHIPPING INC. Reg. No. 13671 Pursuant to Section 35(5) of the Business Corporations Act

REPUBLIC OF THE MARSHALL ISLANDS REGISTRAR OF CORPORATIONS DUPLICATE COPY The original of this Document was FILED ON
NON RESIDENT	September 8, 2023

/s/ Emily Baker
Emily Baker Deputy Registrar

AMENDED AND RESTATED
STATEMENT OF DESIGNATION OF RIGHTS, PREFERENCES
AND PRIVILEGES OF SERIES D PREFERRED STOCK OF DIANA SHIPPING INC.
(the “Company”)
The Company organized and existing under the Business Corporations Act (the “BCA”) of the Republic of the Marshall Islands, in accordance with the provisions of Section 35 thereof and the Company’s Articles of Incorporation, does hereby certify that:
1.  The Board of Directors of the Company (the “Board”) previously adopted a resolution creating a series of preferred stock of the Company designated as the “Series D Preferred Stock”.
2.  Pursuant to resolutions adopted by the unanimous written consent of the Board on September 1, 2023, the Statement of Designation of the Rights, Preferences and Privileges for the Series D Preferred Stock, dated June 22, 2021 (the “Statement of Designation”), is hereby amended and restated as follows:
Section 1. Designation and Amount. The shares of such series shall be designated as “Series D Preferred Stock”. The Series D Preferred Stock shall have a par value of $0.01 per share, and the number of shares constituting such series shall initially be four hundred (400) which number the Board may increase or decrease (but not to less than the number of shares of Series D Preferred Stock then outstanding) from time to time.
Section 2. No Proportional Adjustment. In the event the Company shall at any time after the issuance of any share or shares of Series D Preferred Stock (i) declare any dividend on the common stock of the Company, par value $0.01 per share (the “Common Stock”), payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, there shall be no adjustment to the number of outstanding shares of Series D Preferred Stock.
Section 3. Dividends and Distributions. The Series D Preferred Stock shall not have dividend or distribution rights.
Section 4. Voting Rights. The holders of shares of Series D Preferred Stock shall have the following voting rights:
(a)  Each share of Series D Preferred Stock shall entitle the holder thereof to two hundred thousand (200,000) votes on all matters submitted to a vote of the stockholders of the Company, provided however, that, notwithstanding any other provision of this Statement of Designation, to the extent that the total number of votes one or more holders of Series D Preferred Stock is entitled to vote (including any voting power of such holders derived from Series D Preferred Stock, shares of Common Stock or any other voting security of the Company issued and outstanding as of the date hereof or that may be issued in the future) on any matter submitted to a vote of stockholders of the Company would exceed 36.0% of the total number of votes eligible to be cast on such matter, the total number of votes that holders of Series D Preferred Stock may exercise derived from the Series D Preferred Stock together with Common Shares and any other voting securities of the Company beneficially owned by such holder, shall be reduced to 36% of the total number of votes that may be cast on such matter submitted to a vote of stockholders.
(b)  For purposes of this Section 4, a holder of Series D Preferred Stock shall include each “beneficial owner” of such Series D Preferred Stock, as determined in accordance with Section 13d-3 of the Securities Exchange Act of 1934, as amended, together with any person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such beneficial owner.
(c)  Except as otherwise provided herein or by law, the holders of Series D Preferred Stock and the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Company.

(d) Except as required by law, holders of Series D Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.
Section 5. Transfer Restrictions. The shares of Series D Preferred Stock shall not be transferable by any holder except to a member of such holder’s immediate family or to another person or entity that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such holder or with the prior written consent of the Company.
Section 6. Reacquired Shares. Any shares of Series D Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock to be created by resolution or resolutions of the Board of Directors of the Company, subject to the conditions and restrictions on issuance set forth herein and in the Articles of Incorporation of the Company, as then amended.
Section 7. Liquidation, Dissolution or Winding Up. The shares of Series D Preferred Stock shall have no liquidation rights upon any liquidation, dissolution or winding up of the Company.
Section 8. Consolidation, Merger, etc. In case where the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case the shares of Series D Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.
Section 9. No Redemption. The shares of Series D Preferred Stock shall not be redeemable.
Section 10. Amendment. The Articles of Incorporation of the Company shall not be further amended in any manner which would materially alter or change the powers, preference or special rights of the Series D Preferred Stock so as to affect them adversely without the affirmative vote of the holders of a majority of the outstanding shares of Series D Preferred Stock, voting separately as a class.
Section 11. Fractional Shares. Series D Preferred Stock may not be issued in fractional shares.
Section 12. Notices. Any notice to be delivered hereunder shall be delivered (via overnight courier, facsimile or email) to each holder at its last address as it shall appear upon the books and records of the Company at least ten (10) calendar days prior to the applicable record or effective date thereinafter specified.
Section 13. Severability. If any provision of this Statement of Designation is invalid, illegal or unenforceable, the balance of this Statement of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.
REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, this Statement of Designations is executed on behalf of the Company by an officer of the Company on this 8th day of September, 2023.

By:	/s/ Ioannis Zafirakis
Name:	Ioannis Zafirakis
Title:	Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary